Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Pricing Supplement to the Prospectus dated April  6, 2009,

the Prospectus Supplement dated April 6, 2009,

and the Prospectus Supplement No.  255 dated December 11, 2009 — No. 286

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $5,792,000 Buffered Index-Linked Notes due 2012 (Linked to the S&P Homebuilders Select Industry Index)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 22, 2012, subject to adjustment) is based on the performance of the S&P Homebuilders Select Industry Index (which we refer to as the index or the underlier) as measured from the trade date (February 5, 2010) to the determination date (February 7, 2012, subject to adjustment). If the index return (defined below) is less than -15%, you could lose your entire investment in the notes. Additionally, the amount you may receive on your notes at maturity is subject to a maximum settlement amount of $1,352.50.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date) from the initial index level of 1,479.73, which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

If the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return multiplied by $1,000, subject to the maximum settlement amount;

•	If the index return is zero or negative, but not below -15% (the final index level is equal to or less than the initial index level but not by more than 15%), you will receive $1,000; or

•

If the index return is negative and is below -15% (the final index level is less than the initial index level by more than 15%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the index return plus 15% times (c) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 15% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,352.50. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 of this pricing supplement and the general terms of the buffered index-linked notes found in “General Terms of the Non-Principal Protected Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 255.

        Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May 6, 2010. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 255 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date: February 22, 2010

Original issue price: 100% of the face amount

Underwriting discount: 0.175% of the face amount

Net proceeds to the issuer: 99.825% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®”, “Homebuilders Select Industry Index” and “Total Market Index” are trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman, Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated February 5, 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 255” mean the accompanying prospectus supplement no. 255, dated December 11, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 255.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the S&P Homebuilders Select Industry Index (the “underlier”) (Bloomberg ticker: “SPSIHO”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 255:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $5,792,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, the $1,000 face amount; and

•

if the final underlier level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level: 1,479.73

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day”

on page S-52 of the accompanying prospectus supplement no. 255 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Discontinuance or Modification of an Underlier” on page S-53 of the accompanying prospectus supplement no. 255

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Participation rate: 100%

Cap level: 135.25% of the initial underlier level

Maximum settlement amount: $1,352.50

Buffer level: 85% of the initial underlier level

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 117.65%

Buffer amount: 15%

Trade date: February 5, 2010

Original issue date (settlement date): February 22, 2010

Stated maturity date: February 22, 2012, subject to adjustments as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 255

Determination date: February 7, 2012, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-50 of the accompanying prospectus supplement no. 255

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Closing Level” on page S-56 of the accompanying prospectus supplement no. 255

Business day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Business Day” on page S-56 of the accompanying prospectus supplement no. 255

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Trading Day” on page S-56 of the accompanying prospectus supplement no. 255

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-61 of the accompanying prospectus supplement no. 255

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 255, except that the following paragraph supplements and, to the extent inconsistent therewith, replaces, the discussion under “Supplemental Discussion of Federal Income Tax Consequences — United States Alien Holders” in the accompanying prospectus supplement:

A United States alien holder may be subject to taxes under the Foreign Investment Real Property Tax Act in respect of its notes if it purchased the notes, or if it purchased other interests in any of the components of the underlier, with a principal purpose of avoiding the 5% limitation described in the regulations under Section 897 of the Code. Any such holders should consult their tax advisor regarding the tax consequences of owning the notes

ERISA: as described under “Employee Retirement Income Security Act” on page S-69 of the accompanying prospectus supplement no. 255

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-70 of the accompanying prospectus supplement no. 255; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $36,500;

we will deliver the notes against payment therefor in New York, New York on February 22, 2010, which is the tenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38145W865

ISIN no.: US38145W8652

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency; nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Underlier -Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page S-33 of the accompanying prospectus supplement no. 255 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	100%

Cap level	135.25% of the initial underlier level

Maximum settlement amount	$1,352.50

Buffer level	85.00% of the initial underlier level

Buffer rate	Approximately 117.65%

Buffer amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date

        For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
175.00%	135.25%
150.00%	135.25%
145.00%	135.25%
140.00%	135.25%
135.25%	135.25%
130.00%	130.00%
120.00%	120.00%
110.00%	110.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	100.00%
70.00%	82.35%
50.00%	58.82%
25.00%	29.41%
10.00%	11.76%
0.00%	0.00%

If, for example, the final underlier level were determined to be 25.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be approximately 29.41% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 70.59% of your investment. In addition, if the final underlier level were determined to be 175.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 135.25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 135.25% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.00% (the section left of the 85.00% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 135.25% (the section right of the 135.25% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 255.

We cannot predict the actual final underlier level on the determination date or the market value of your notes on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity, if any, and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes” in the accompanying prospectus supplement no. 255. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May 6, 2010. After May 6, 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P Homebuilders Select Industry Index as measured from the initial underlier level of 1,479.73 to the closing level of the underlier on the determination date. If the final underlier level for your notes is less than the buffer level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. In that case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the underlier below the buffer level. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which is equal to 135.25% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 255. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 255 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Performance of the Underlier Is Likely To Differ from the Performance of the S&P Total Market Index

Although the underlier consists of companies drawn from the universe of companies included in the S&P Total Market Index, the companies comprising the underlier represent only certain sub-indices as further described below. As a result, the performance of the underlier is likely to differ from the performance of the S&P Total Market Index because the composition and weighting of the underlier differs markedly from the composition and weighting of the S&P Total Market Index. As a result, the return on the notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market Index.

S&P May Adjust the Underlier in a Way That Affects Its Level, and S&P Has No Obligation to Consider Your Interests

Standard & Poor’s is responsible for calculating and maintaining the underlier and the S&P Total Market Index from which the underlier is derived. S&P can add, delete or substitute the stocks comprising the underlier or the S&P Total Market Index or make other methodological changes that could change the level of the underlier. Any such additions, deletions, substitutions or other methodological changes with respect to the underlier or the S&P Total Market Index could affect the level of the underlier. You should realize that the underlier may be affected by changing the companies included in it, because a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally,

S&P may alter, discontinue or suspend calculation or dissemination of the underlier or the S&P Total Market Index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the underlier or the S&P Total Market Index. See “The Underlier” below.

The Underlier Is Concentrated in the Homebuilders Sector and Related Sub-Industries

All or substantially all of the stocks that are included in the underlier are issued by companies whose primary line of business is directly associated with the homebuilding sector or the related sub-industries of building products, home furnishings, home improvement retail and home furnishing retail. Because the value of the notes is based on the performance of the underlier, an investment in these notes will be concentrated in the homebuilding sector and the related sub-industries. Companies engaged in homebuilding and the related sub-industries can be affected by the national, regional and local real estate markets. The homebuilding industry is also sensitive to interest rate fluctuations, which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Adverse effects on the purchasing power of potential homebuyers may also have an adverse affect on the related sub-industries represented in the underlier. The building industry and its related sub-industries can be significantly affected by changes in government spending, the enactment of adverse legislation affecting the real estate and homebuilding industries, adverse regulatory activities affecting the real estate and homebuilding industries, consumer confidence, demographic patterns and the level of new and existing home sales. Moreover, as a result of recent market conditions, many homebuilding companies and companies in related sub-industries included in the underlier have suffered substantial losses and precipitous declines in the value of their securities.

As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the homebuilding industry or one of the related sub-industries included in the underlier than a different investment linked to securities of a more broadly diversified group of companies.

The Companies Included in the Underlier May Not Be in the Homebuilding Industry

In addition to stocks issued by companies in the homebuilding industry (including building products), the underlier contains stocks from companies in supplementary sub-indices, including home furnishings, home improvement retail and home furnishing retail. The retail home furnishing and home improvement sub-industries and, to some extent, the home furnishing sub-industry, are particularly sensitive to consumer confidence, economic conditions, and access to consumer credit. In addition, retail sub-industries may be affected by adverse developments in unrelated sectors, such as commercial real estate, which may affect retail operations and profitability. As a result, the price of the underlier may decline in value even if the homebuilding industry experiences strong growth.

THE UNDERLIER

We have derived all information contained in this pricing supplement regarding the S&P Homebuilders Select Industry Index, which we refer to as the “underlier,” including, without limitation, the make-up, method of calculation and changes in the stocks comprising the underlier, from publicly available information. This information reflects the policies of, and is subject to change by, S&P. We have not independently verified the information derived from these public sources, and we make no representation or warranty as to the accuracy of such information.

The S&P Homebuilders Select Industry Index

The S&P Homebuilders Select Industry Index is managed by S&P and is an equal-weighted index that is designed to measure the performance of the homebuilding sub-industry portion of the S&P Total Market Index, a benchmark index that measures the performance of the U.S. equity market. The underlier is one of the 19 sub-industry sector indexes S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal weight index is one where every stock has the same weight in the index. As such, the underlier must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the Underlier

Selection for the underlier is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the underlier. GICS® classifications are determined by S&P using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology in sector classification.

To be eligible for inclusion in the underlier, stocks must be in the S&P Total Market Index and rank in the top 90% of their relevant GICS® sub-industry by float-adjusted market capitalization. Stocks with a float-adjusted market capitalization above $500 million in the relevant GICS® sub-industry classification that meet the liquidity thresholds described below are included in order of their float-adjusted market capitalization until the stock count reaches 25. The float adjusted market capitalization of these stocks must combine to be at least 90% of the total sub-industry market capitalization. The 90% rule may be relaxed if an individual stock’s float-adjusted market capitalization falls substantially below $500 million and the total number of companies in the underlier is at least 25. If there are fewer than 25 companies, then companies from a supplementary list of sub-industries that meet the market capitalization and liquidity thresholds described below are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 25 companies in the underlier, the market capitalization requirements may be relaxed to reach 22 companies.

Liquidity. To be eligible for inclusion in the underlier, a company’s stock must have a liquidity ratio (defined by the aggregate dollar value of its stock traded over the previous 12 months divided by that company’s average market capitalization over the previous 12 months) greater than 60%. The length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the Underlier

The underlier is comprised of the stocks of 26 companies. Currently, eight of the companies have a homebuilding sub-industry GICS® classification, which includes residential construction companies, manufacturers of prefabricated houses and semi-fixed manufactured homes. Companies having supplementary sub-industry GICS® classifications are also currently included in the underlier and include manufacturers of building products, such as a variety of building materials and home heating and cooling systems, manufacturers of home furnishings, including floor coverings, mattresses and box springs, owners and operators of home improvement retail stores, including stores that sell paint, wall coverings, building materials, tools and a variety of other home improvement products, and the owners and operators of home furnishing retail stores, which include furniture and appliance leasing and sale companies, and sellers of linens, kitchen furnishings and other housewares.

As of February 2, 2010, the sub-industries had the following weights in the underlier:

GICS® Sub-Industry Classification	Dollar weight (%)
Building Products	33.09
Home Furnishings	10.86
Home Improvement Retail	10.85
Homebuilding	34.36
Homefurnishing Retail	10.83
Total:	100.00

As of February 2, 2010, the stocks of the following companies were the ten largest companies (by percentage weight) in the underlier:

S&P Homebuilders Select Industry Index

Top Ten Holdings

Underlier Stock Issuer:	Percentage (%)
Lennar Corp.	4.7615
Ryland Group Inc.	4.5804
DR Horton Inc.	4.4488
Ameron International Corp.	4.4404
Pulte Homes Inc.	4.4046
MDC Holdings Inc.	4.2671
KB Home	4.2437
Tempur-Pedic International	4.0180
Toll Brothers Inc.	3.8505
Owens Corning	3.8378
Total:	42.8528%

As of February 2, 2010, the following companies were included in the underlier:

Companies Included in the Underlier

Aaron’s Inc.

Ameron International Corp.

Armstrong World Industries

Bed Bath & Beyond Inc.

DR Horton Inc.

Home Depot Inc.

KB Home

Leggett & Platt Inc.

Lennar Corp.

Lennox International Inc.

Lowe’s Companies Inc.

Masco Corp.

MDC Holdings Inc.

Mohawk Industries Inc.

NVR Inc.

Owens Corning

Pulte Homes Inc.

Quanex Building Products

Ryland Group Inc.

The Sherwin-Williams Co.

Simpson Manufacturing Co. Inc.

Tempur-Pedic International

Toll Brothers Inc.

Universal Forest Products

USG Corp.

Williams-Sonoma Inc.

Calculation of the Underlier

The underlier is calculated as the index market value divided by the divisor. In an equal weighted index like the underlier, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the underlier on each rebalancing date. The adjusted market capitalization for each stock in the underlier is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor (IWF) and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are not closely held shares. S&P indices exclude closely held shares from the underlier calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlier calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlier multiplied by the float adjusted market value of such stock on such rebalancing date.

The underlier is calculated by using the divisor methodology used in all S&P’s equity indices. The initial divisor was set to have a base value of 1,000 on December 15, 2000. The underlier value is the underlier market value divided by the underlier divisor. In order to maintain underlier series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlier market value. By itself, the divisor is an arbitrary number. However, in the context of the calculation of underlier, it keeps the underlier comparable over time and is one manipulation point for adjustments to the underlier, which we refer to as maintenance of the underlier.

Maintenance of the Underlier

The composition of the underlier is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that fiscal quarter. The reference date for additions and deletions is the last trading day of the previous month. Additional companies typically are not added between rebalancing dates. However, a company will be deleted from the underlier if the S&P Total Market Index deletes that company. If a company deletion causes the number of companies in the underlier to fall below 22, an addition will be made to the underlier. The newly added company will be added to the underlier at the weight of the deleted company. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made. At the next rebalancing, the underlier will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a company does not belong to the homebuilding sub-industry or another qualifying sub-industry after the classification change, it is removed from the underlier on the next rebalancing date. In the case of a spin-off that is treated as a deletion or addition in the S&P Total Market Index, no weight adjustment is made to the underlier and price adjustments follow the announced S&P Total Market Index action. The number of index shares is adjusted so that the company’s weight remains the same as its weight before the spin-off.

Adjustments are made to the underlier in the event of certain corporate actions relating to the stocks included in the underlier, including spin-offs, mergers, rights offerings, stock splits and special dividends as specified below.

The table below summarizes the types of underlier maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Other Spin-Off	No weight change. Price is adjusted to equal (i) price of parent company minus	No
(ii) price of spin-off company divided by the share exchange ratio.
Index shares adjusted so that the company’s weight remains the same as its weight before the spin-off.

Rights Offering	Price is adjusted to equal (i) price of parent company minus	No
(ii) price of rights subscription divided by the rights ratio.

Stock split	Index shares multiplied by split factor (i.e., 2);	No
(i.e., 2-for-1)	stock price divided by split factor (i.e., 2)

Share issuance or repurchase	None	No

Special dividends	Price is adjusted to equal pre-ex date stock price minus the special dividend amount	Yes

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events,

such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the stocks in the underlier based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the underlier. If an exchange for a stock fails to open due to unforeseen circumstances, S&P will use the prior day’s closing prices for such stock. If all exchanges fail to open, S&P may determine not to publish the underlier for that day.

Additional information regarding the underlier and the S&P Total Market Index is available on the website http://standardandpoors.com, which we refer to as the “website”. We are not incorporating by reference the website or any material located on the website or that is accessible by accessing the website into this pricing supplement.

HISTORICAL HIGH, LOW AND CLOSING LEVELS OF THE UNDERLIER

The closing levels of the underlier have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing levels of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the stocks included in it will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 3, 2007 through February 5, 2010, there were approximately 277 24-month periods, the first of which began on January 3, 2007 and the last of which ended on February 5, 2010. In approximately 263 of such 277 24-month periods, the closing level of the underlier on the final date of such period had fallen below the buffer level of the underlier on the initial date of such period. Therefore, during approximately 94.95% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2007, 2008 and 2009 and the first calendar quarter of 2010 (through February 5, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2007
Quarter ended March 31	3967.37	3259.34	3259.34
Quarter ended June 30	3589.31	3039.43	3039.43
Quarter ended September 30	3099.56	2115.97	2125.28
Quarter ended December 31	2349.20	1703.08	1926.18
2008
Quarter ended March 31	2330.06	1585.52	2162.08
Quarter ended June 30	2393.49	1644.10	1644.10
Quarter ended September 30	2220.31	1458.45	1955.24
Quarter ended December 31	1999.94	892.29	1199.44
2009
Quarter ended March 31	1311.41	817.43	1061.65
Quarter ended June 30	1399.88	1082.17	1169.73
Quarter ended September 30	1638.60	1062.16	1490.42
Quarter ended December 31	1566.73	1371.28	1498.80
2010
Quarter ending March 31 (through February 5, 2010)	1611.38	1484.70	1492.44

License

We have entered into a non-exclusive license agreement with Standard & Poor’s whereby we and our affiliates, in exchange for a fee, are permitted to use the underlier in connection with the offer and sale of the offered notes. We are not affiliated with Standard & Poor’s; the only relationships between Standard & Poor’s and us are the licensing of the use of the underlier and trademarks relating to the underlier.

Neither Goldman, Sachs & Co. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the underlier or any successor underlier. The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Neither Standard & Poor’s nor its third party licensors make any representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P Homebuilders Select Industry Index to track general market performance. Standard & Poor’s and its third party licensors’ only relationship to Goldman, Sachs & Co. is the licensing of certain trademarks and trade names of Standard & Poor’s and/or its third party licensors and of the S&P Homebuilders Select Industry Index, which underlier is determined, composed and calculated by Standard & Poor’s without regard to Goldman, Sachs & Co. or its offered notes. Standard & Poor’s and its third party licensors have no obligation to take the needs of Goldman, Sachs & Co. or the owners of the offered notes into consideration in determining, composing or calculating the S&P Homebuilders Select Industry Index. Neither Standard & Poor’s nor its third party licensors are responsible for and have not participated in the determination of the prices and the amount of the offered notes or the timing of, the issuance or sale of the offered notes or in the determination or calculation of the equation by which the offered notes are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the ordered notes.

NEITHER STANDARD & POOR’S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P HOMEBUILDERS SELECT INDUSTRY INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN

COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR’S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P HOMEBUILDERS SELECT INDUSTRY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR’S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

All disclosures contained in this pricing supplement regarding the underlier, including its make-up, method of calculation and changes in the stocks comprising it, are derived from publicly available information prepared by Standard & Poor’s. Goldman, Sachs & Co. does not assume any responsibility for the accuracy or completeness of that information.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Conflicts of Interest	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific To Your Notes	PS-8
The Underlier	PS-11

Prospectus Supplement No. 255 dated December 11, 2009

Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Notes	S-13
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes	S-33
General Terms of the Non-Principal Protected Underlier-Linked Notes	S-45
Use of Proceeds and Hedging	S-61
Supplemental Discussion of Federal Income Tax Consequences	S-63
Employee Retirement Income Security Act	S-69
Supplemental Plan of Distribution	S-70
The Underliers	A-1
S&P 500® Index	A-1
MSCI Indices	A-5
Hang Seng China Enterprises Index	A-9
Russell 2000® Index	A-12
FTSE® 100 Index	A-17
Dow Jones Euro STOXX 50® Index	A-20
TOPIX® Index	A-24

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	144

$5,792,000

The Goldman Sachs Group, Inc.

Buffered Index-Linked Notes due 2012

(Linked to the S&P Homebuilders Select Industry Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.